UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: October 29, 2025

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated October 29, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: October 29, 2025	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1

TEEKAY TANKERS LTD. REPORTS
THIRD QUARTER 2025 RESULTS

Highlights
•Reported GAAP net income of $92.1 million, or $2.66 per share, and adjusted net income(1) of $53.3 million, or $1.54 per share, in the third quarter of 2025 (excluding items listed in Appendix A to this release).
•Fourth quarter spot rates have strengthened, with Suezmax and Aframax/LR2 average rates of $45,500 per day and $35,200 per day, respectively, for approximately 50% of fourth quarter spot days booked to date.
•Continuing execution on fleet renewal plan with the completion of the previously-announced acquisitions of one 2017-built Suezmax tanker and the remaining 50% ownership interest of the Hong Kong Spirit VLCC tanker. In addition, four of the five previously-announced vessel sales were completed in the third and fourth quarters, with the remaining vessel sale to be completed in the coming days. Gross proceeds on the five vessel sales is expected to total $158.5 million, resulting in estimated gains on sale of approximately $47.5 million.
•Time chartered-out one Suezmax tanker for $42,500 per day for one year and two Aframax-sized tankers for an average rate of $33,275 per day for periods between 12 months and 18 months.
•The Company declared a cash dividend of $0.25 per share for the quarter ended September 30, 2025.

Hamilton, Bermuda, October 29, 2025 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended September 30, 2025. As a result of the Company's acquisition of Teekay Corporation Ltd.'s Australian operations and management services companies (collectively, the Acquired Operations) on December 31, 2024, financial information (excluding non-GAAP financial measures) in this release related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include the Acquired Operations on a consolidated basis in accordance with Common Control accounting as required under GAAP.

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	September 30, 2025	June 30, 2025	September 30, 2024
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	229,023	232,866	274,438
Income from operations	69,406	54,989	55,788
Net income	92,079	62,614	61,533
Earnings per share - basic	2.66	1.81	1.78
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	64,274	62,037	75,876
Adjusted net income (1)	53,279	48,719	63,542
Adjusted earnings per share - basic (1)	1.54	1.41	1.84
Cash, cash equivalents, restricted cash and short-term investments	775,474	711,873	499,512
(1)    These are non-GAAP financial measures. For the three months ended September 30, 2024, these measures exclude the Acquired Operations. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Tankers Ltd. Investor Relations E-mail: investor.relations@teekay.com www.teekaytankers.com
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda

Third Quarter of 2025 Compared to Second Quarter of 2025
GAAP net income for the third quarter of 2025 increased compared to the second quarter of 2025, primarily due to the $25.9 million gain from the sales of three vessels, the $8.3 million gain on distribution from equity-accounted investment, as well as the $4.6 million unrealized gain on investment in marketable securities, compared to the $13.9 million gain from the sales of two vessels in the second quarter of 2025. In addition, GAAP net income and non-GAAP adjusted net income for the third quarter of 2025 included the acquisition of three vessels during the second and third quarters of 2025, the annual recognition of equity-based compensation in the second quarter of 2025, as well as the sales of five vessels during the second and third quarters of 2025.

Third Quarter of 2025 Compared to Third Quarter of 2024
GAAP net income for the third quarter of 2025 increased compared to the same period of the prior year, primarily due to the $25.9 million gain from the sales of three vessels, the $8.3 million gain on distribution from equity-accounted investment, as well as the $4.6 million unrealized gain on investment in marketable securities for the third quarter of 2025. In addition, GAAP net income for the third quarter of 2025 included certain fleet changes resulting from the sales of 11 vessels, the acquisition of four vessels, and the redelivery of five chartered-in vessels between the start of the third quarter of 2024 and the end of the third quarter of 2025, a lower number of scheduled dry dockings, as well as lower average spot tanker rates. Non-GAAP adjusted net income for the third quarter of 2025 decreased compared to the same period of the prior year, primarily due to the aforementioned fleet changes, as well as lower average spot tanker rates.
CEO Commentary
“In the third quarter of 2025, Teekay Tankers posted its best quarterly results so far this year, generating GAAP net income of $92.1 million and adjusted net income of $53.3 million,” commented Kenneth Hvid, Teekay Tankers’ President and Chief Executive Officer. “Spot tanker rates remained counter-seasonally strong during the quarter, with rates meaningfully above the historical average for a third quarter as a result of the OPEC+ unwinding of supply cuts and seaborne crude oil trade volumes approaching all-time highs. To date in the fourth quarter, we have seen this trend continue, with spot rates strengthening and what we believe is a tanker market well-positioned for a firm winter as a result of higher seaborne crude oil trade volumes, growing trade inefficiencies due to sanctions, low global oil inventories, lower oil prices, and a weaker U.S. dollar. With our significant exposure to the spot market, Teekay Tankers is ideally suited to benefit from these anticipated tailwinds.”

“Since reporting earnings in July 2025, Teekay Tankers has continued to execute on its fleet renewal strategy. We completed the purchases of one modern Suezmax tanker and the remaining 50% ownership interest in a VLCC, and we completed four of the five previously announced vessel sales in the third and fourth quarters, with the last vessel expected to be delivered in the coming days. In addition, we took advantage of the firming time charter market and fixed out one Suezmax and two Aframax-sized tankers at attractive rates over periods ranging from 12 to 18 months.”

“With our low cash flow break-even levels, integrated operating platform, and significant balance sheet strength, we believe Teekay Tankers is well positioned to continue generating significant free cash flow, while also taking incremental steps on fleet renewal and returning capital to shareholders through our quarterly dividend.”

Summary of Recent Events
The Company time chartered-out one Suezmax tanker for $42,500 per day for one year and two Aframax-sized tankers for an average rate of $33,275 per day for periods between 12 and 18 months. Two of these charters commenced in October 2025 and the remaining charter is scheduled to commence in November 2025.

Vessel Purchases

In July 2025, the Company completed the purchase of a 2017-built Suezmax tanker for $64.3 million.

In August 2025, the Company completed the purchase of a 2013-built VLCC for a purchase price of $63 million. The VLCC was sold to the Company by the Company's 50/50 joint venture. Upon completion of the sale, the joint venture repaid outstanding debt totaling $15.0 million, settled working capital and distributed a majority of the remaining capital to the shareholders of the joint venture, which resulted in the Company recording an $8.3 million gain in equity income. The net outflow for the Company after receiving distributions was approximately $37.4 million and the Company expects the joint venture to be wound up in 2026.

Vessel Sales

In August and September 2025, the Company completed the sales of one 2006-built and two 2009-built Suezmax tankers for $97 million, which resulted in a gain on sale of $25.9 million in the third quarter of 2025.

In October 2025, the Company completed the sale of a 2009-built Suezmax tanker and the remaining 2007-built Aframax-sized tanker sale is expected to be completed by the end of October 2025. Gross proceeds for the sales were $61.5 million and the Company expects to record gains from sales of approximately $21.6 million in the fourth quarter of 2025.

The Company's Board of Directors declared its fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended September 30, 2025. This dividend is payable on November 21, 2025 to all of Teekay Tankers' shareholders of record on November 10, 2025.
Tanker Market
Mid-size crude tanker spot rates improved counter-seasonally during the third quarter of 2025. An increase in global oil supply due to the unwinding of OPEC+ supply cuts and rising production in the Atlantic basin led to a sharp increase in global seaborne crude trade volumes during September to the highest level since early 2020. Rates were further boosted by an increase in long-haul crude oil movements between the Atlantic and Pacific basins, particularly in the Suezmax and VLCC segments.

With OPEC+ expected to continue to unwind supply cuts through at least November, we expect global seaborne trade volumes to increase further during the fourth quarter. In addition, tighter sanctions against Russia, including the recent announcement of U.S. sanctions against Russian oil producers Rosneft and Lukoil, are expected to introduce more trading inefficiencies while also pushing more seaborne trade volumes onto the compliant fleet as refiners, particularly in India, may look to reduce their purchasing of Russian oil and replace with barrels from non-sanctioned sources. We believe these factors, coupled with normal seasonal weather delays, could support a firm tanker market through the winter months.

Looking ahead, global oil demand is projected to increase by 1.1 million barrels per day (mb/d) in 2026(1). Demand could be further supported by low oil prices, a weaker U.S. dollar, and an expected surplus of oil production relative to demand which could lead to a replenishment of global oil inventories. Tanker newbuild deliveries are set to increase in 2026, although the orderbook is stable at 16% of the existing fleet size delivering over the next three years, which is in line with long-term average levels(2). The average age of the global tanker fleet currently stands at 13.2 years, which is the highest since the 1990s(2).

While the medium-term tanker market outlook appears well balanced, there are a number of geopolitical uncertainties which could influence the direction of the tanker market depending on how they unfold. These factors include, among others:

•The outcome of the war in Ukraine and of related existing or future economic sanctions against Russia and the fleet of ships transporting Russian oil;
•Unrest in the Middle East and the disruption of vessel transits through the Red Sea; and
•The impact of U.S. trade tariffs and counter-tariffs, including, among others, measures taken by the U.S. and China to charge port fees on ships owned, operated, and / or built by entities or individuals having specified relationships with the other country when calling at U.S. and Chinese ports.

In summary, the Company believes that the tanker market is set for a strong winter given expected rising seaborne trade volumes, growing trade inefficiencies due to sanctions, low global oil inventories, lower oil prices, and a weaker U.S. dollar. While fleet supply fundamentals continue to look supportive, there are a number of economic and geopolitical uncertainties that make it difficult to predict how, and along what specific timeline, things will unfold for the tanker market in the medium term.

(1)    Average of forecasts from the International Energy Agency (IEA), the US Energy Information Administration (EIA), and OPEC.
(2)    Source: Clarksons. Includes VLCC, Suezmax, Aframax, and LR2 product tankers.

Operating Results
The following table highlights the operating performance of the Company’s spot vessels (including those trading on voyage charters, in revenue sharing arrangements (RSAs), in a third-party pool and in full service lightering) and time charter-out vessels, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024
Time Charter-Out Fleet (3)
Suezmax revenue days	—	—	92
Suezmax TCE per revenue day	—	—	$37,513
Aframax / LR2 revenue days	—	51	92
Aframax / LR2 TCE per revenue day	—	$49,134	$49,123

Spot Fleet
Suezmax revenue days	1,780	1,822	2,103
Suezmax spot TCE per revenue day (4)	$33,404	$33,089	$31,024
Aframax / LR2 revenue days	1,628	1,577	2,058
Aframax / LR2 spot TCE per revenue day (5)	$30,861	$31,547	$35,876
VLCC revenue days	41	—	—
VLCC spot TCE per revenue day (6)	$33,265	—	—

Total Fleet
Suezmax revenue days	1,780	1,822	2,195
Suezmax TCE per revenue day	$33,404	$33,089	$31,300
Aframax / LR2 revenue days	1,628	1,628	2,150
Aframax / LR2 TCE per revenue day	$30,861	$32,101	$36,443
VLCC revenue days	41	—	—
VLCC TCE per revenue day	$33,265	—	—

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term and Appendix D to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measure under GAAP.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with events such as major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Excludes one chartered-in bunker tanker on a time charter-out contract.
(4)    Includes Suezmax tankers trading in the Teekay Suezmax RSA and on non-RSA voyage charters.
(5)    Includes Aframax and LR2 tankers trading in the Teekay Aframax RSA and on non-RSA voyage charters.
(6)    Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025, which is trading in a pooling arrangement managed by a third-party. For the three months ended September 30, 2025, the vessel earned an average TCE rate of $31,136 per day over 92 revenue days, including the days when the vessel was owned by the joint venture.

Fourth Quarter of 2025 Spot Tanker Performance Update
The following table presents Teekay Tankers’ TCE rates booked to date in the fourth quarter of 2025 for its spot-traded fleet only, together with the percentage of total revenue days currently fixed for the fourth quarter:

	Fourth Quarter 2025 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$45,500	52%
Aframax / LR2 (1)	$35,200	47%
VLCC	$63,700	54%

(1)    Rates and percentage booked to date include all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of October 27, 2025:

	Owned Vessels(5)	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker	1	—	1
Aframax Tanker / LR2 Product Tanker (1)	1	—	1
Total Fixed-Rate Fleet	2	—	2
Spot-rate:
Suezmax Tankers(2)	16	1	17
Aframax Tankers / LR2 Product Tankers(3)(4)	15	2	17
VLCC Tanker	1	—	1
Total Spot Fleet	32	3	35
Total Tanker Fleet	34	3	37
STS Support and Bunker Tanker Vessels	—	3	3
Total Teekay Tankers Fleet	34	6	40
(1)    Excludes one owned Aframax / LR2 tanker for which a time charter-out contract was entered into by the Company in October 2025 and which is scheduled to commence in early November 2025.
(2)    Includes one Suezmax tanker with a charter-in contract that is scheduled to expire in June 2027 with an option to extend for one additional year.
(3)    Includes one owned Aframax / LR2 tanker for which an agreement was put in place in June 2025 to sell the vessel. The tanker is expected to be delivered to its purchaser in October 2025 and is classified as held for sale as at September 30, 2025.
(4)    Includes two Aframax / LR2 tankers with charter-in contracts that are scheduled to expire in February 2026 and January 2030, one of which has an option to extend for one additional year, and one of which has options to extend for up to three years, as well as a purchase option at the end of the second extension option period.
(5)     11 Suezmax tankers, five Aframax / LR2 tankers, and one VLCC tanker are unencumbered.

Liquidity Update
As at September 30, 2025, the Company had total liquidity of $975.7 million (comprised of $764.7 million in cash and cash equivalents, $10.0 million in short-term investments, and $201.0 million in undrawn capacity from its credit facility), compared to total liquidity of $931.1 million as at June 30, 2025.

Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, October 30, 2025 at 11:00 a.m. (ET) to discuss the Teekay Group's results for the third quarter of 2025. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 330-6710, or 1(647) 361-1999 if outside of North America, and quoting conference ID code 4192782.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group Third Quarter of 2025 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers owns a fleet of 34 double-hulled oil and product tankers (including 17 Suezmax tankers, 16 Aframax / LR2 tankers, and 1 VLCC tanker), and also has three chartered-in oil and product tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short- or medium-term fixed-rate time-charter contracts. In addition, Teekay Tankers manages and operates vessels for the Australian Government and Australian energy companies as part of the marine services provided by the Company and owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation Ltd.

Teekay Tankers’ Class A common shares trade on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: investor.relations@teekay.com
Website: www.teekay.com. The information contained on our website is not part of this release.

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income, Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Entities under Common Control represent a transfer of a business between entities under common control. As a result, Teekay Tankers' consolidated financial statements prior to the date the interests in these entities were actually acquired by the Company are retroactively adjusted to include the results of these entities during the periods they were under common control of Teekay Corporation Ltd. (Teekay) and had begun operations.
Non-GAAP Financial Measures
Adjusted net income excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e. net income before net income attributable to the Entities under Common Control, interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of assets, gains and losses on sale of assets, unrealized credit loss adjustments, realized and unrealized gains and losses on marketable securities, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss and gain on distribution from unconsolidated joint ventures, dividend income from marketable securities and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on any interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP. Please refer to Appendix D of this release for a reconciliation of this non-GAAP financial measure to income from operations, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2025	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited) (1)	(unaudited)	(unaudited) (1)

Voyage charter revenues (2)	189,163	186,703	231,665	568,509	848,580
Time-charter revenues	2,085	4,550	8,184	12,949	18,355
Other revenues (3)(6)	37,775	41,613	34,589	112,070	104,050
Total revenues	229,023	232,866	274,438	693,528	970,985

Voyage expenses (2)	(82,708)	(78,638)	(93,984)	(248,213)	(310,612)
Vessel operating expenses	(61,031)	(60,499)	(66,643)	(182,698)	(195,383)
Charter hire expenses	(9,690)	(11,618)	(18,465)	(35,717)	(57,651)
Depreciation and amortization	(20,932)	(20,944)	(23,445)	(65,116)	(69,136)
General and administrative expenses (4)	(11,146)	(14,505)	(10,481)	(35,363)	(36,870)
Gain on sale and write-down of assets (5)	25,890	13,895	—	77,948	11,601
Restructuring charges (6)	—	(5,568)	(5,632)	(5,568)	(5,632)
Income from operations	69,406	54,989	55,788	198,801	307,302

Interest expense	(789)	(777)	(828)	(2,339)	(6,674)
Interest income	7,569	7,568	6,137	20,994	17,887
Equity income (loss) and gain on distribution from equity-accounted investment (7)	8,728	659	(121)	9,617	2,152
Other income (expense) (8)	4,834	(257)	1,014	419	2,278
Net income before income tax	89,748	62,182	61,990	227,492	322,945

Income tax recovery (expense)	2,331	432	(457)	3,233	(1,399)
Net income	92,079	62,614	61,533	230,725	321,546

Earnings per share attributable
to shareholders of Teekay Tankers
- Basic	2.66	1.81	1.78	6.67	9.35
- Diluted	2.64	1.80	1.77	6.64	9.26
- Cash dividends declared	0.25	1.25	0.25	1.75	2.75

Weighted-average number of total common
shares outstanding
- Basic (9)	34,669,842	34,580,482	34,496,757	34,578,409	34,381,247
- Diluted	34,831,261	34,739,396	34,765,008	34,746,394	34,706,817

Number of outstanding common shares
at the end of the period	34,538,964	34,530,574	34,356,257	34,538,964	34,356,257

(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100% of the Acquired Operations on a consolidated basis.
(2)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $3.0 million, $4.7 million and $1.8 million for the three months ended September 30, 2025, June 30, 2025 and September 30, 2024, respectively, and $15.8 million and $16.1 million for the nine months ended September 30, 2025 and September 30, 2024, respectively.

(3)Other revenues include operational and maintenance marine services provided to the Australian Government and third parties, lightering support revenue, management and other fees, as well as revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs managed by the Company and certain bunker related activities.

(4)General and administrative expenses for the three months ended June 30, 2025 include the annual recognition of equity-based compensation, which is typically incurred in the second quarter of each year, as well as other certain non-recurring expenditures.

(5)Gain on sale and write-down of assets for the three months ended September 30, 2025 includes a gain of $25.9 million relating to three Suezmax tankers, which were sold in August and September 2025. Gain on sale and write-down of assets for the three months ended June 30, 2025 includes a gain of $13.9 million relating to two Suezmax tankers, which were sold in April and May 2025. Gain on sale and write-down of assets for the nine months ended September 30, 2025 also includes an aggregate gain of $39.0 million relating to two Suezmax tankers and two Aframax-sized tankers, which were sold in February and March 2025, as well as a write-down of $0.8 million relating to two of the Company's operating lease right-of-use assets. Gain on sale and write-down of assets for the nine months ended September 30, 2024 includes a gain of $11.6 million relating to one Aframax / LR2 tanker, which was sold in February 2024.

(6)Restructuring charges for the three months ended June 30, 2025 and nine months ended September 30, 2025 relate to severance costs resulting from the termination of a management contract related to the Company's Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in Other revenues.

(7)Equity income (loss) and gain on distribution from equity-accounted investment relates to the Company’s 50 percent interest in the High-Q Investments Ltd. joint venture, which owned one VLCC tanker. In August 2025, the Company completed the acquisition of the VLCC tanker from the joint venture. In addition, in August 2025, the Company received a cash distribution from the joint venture in the amount of $25.6 million, of which $0.4 million was used to fully repay the Company's advances to the joint venture. The net cash distribution of $25.2 million was $8.3 million in excess of the $16.9 million carrying amount of the Company's investment in the equity-accounted joint venture, which had been previously written down by $11.6 million at the end of 2021 to its fair value at that time. Upon the receipt of the cash distribution, the Company reduced the investment balance to nil and recognized the excess amount of $8.3 million as part of equity income and gain on distribution from equity-accounted investment during the three and nine months ended September 30, 2025.

(8)Other income for the three months ended September 30, 2025 includes an unrealized gain on marketable securities.

(9)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30,	June 30,	December 31,
	2025	2025	2024
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	764,670	650,038	511,888
Short-term investments (1)	10,000	61,000	—
Restricted cash	804	835	3,673
Marketable securities	22,303	19,681	22,442
Accounts receivable	68,345	89,898	82,440
Bunker and lube oil inventory	36,139	33,897	45,990
Prepaid expenses	12,989	14,693	12,800
Accrued revenue and other current assets	58,085	56,928	68,708
Assets held for sale (2)	39,782	113,783	—
Total current assets	1,013,117	1,040,753	747,941
Vessels and equipment – net	1,041,105	928,907	1,132,109
Operating lease right-of-use assets	34,914	39,904	52,162
Investment in and advances to equity-accounted joint venture	—	16,887	15,998
Goodwill, intangibles and other non-current assets	24,100	33,070	25,758
Total assets	2,113,236	2,059,521	1,973,968

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	97,040	111,585	101,218
Current portion of operating lease liabilities	15,118	17,212	24,875
Other current liabilities	3,184	3,558	5,949
Total current liabilities	115,342	132,355	132,042
Long-term operating lease liabilities	20,183	23,444	28,716
Other long-term liabilities	46,401	56,381	56,660
Equity	1,931,310	1,847,341	1,756,550
Total liabilities and equity	2,113,236	2,059,521	1,973,968

Cash, cash equivalents, restricted cash and short-term investments	775,474	711,873	515,561
(1)Short-term investments include various bank term deposits that have initial maturity dates of more than three months but less than one year from the origination date.
(2)Assets held for sale at September 30, 2025 include one Suezmax tanker, which was delivered to its purchaser in October 2025, and one Aframax-sized tanker, which is expected to be delivered to its purchaser in October 2025. Assets held for sale at June 30, 2025 include four Suezmax tankers and one Aframax-sized tanker, three of which were delivered to their purchasers during August 2025 and September 2025.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,	September 30,
	2025	2024
	(unaudited)	(unaudited) (1)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	230,725	321,546
Non-cash items:
Depreciation and amortization	65,116	69,136
Gain on sale and write-down of assets	(77,948)	(11,601)
Equity income and gain on distribution from equity-accounted investment	(9,617)	(2,152)
Provision for uncertain tax position	(9,324)	(2,890)
Other	5,495	7,104
Change in operating assets and liabilities	12,846	32,615
Expenditures for dry docking	(12,355)	(19,633)
Net operating cash flow	204,938	394,125

FINANCING ACTIVITIES
Scheduled repayments of obligations related to finance leases	—	(5,213)
Prepayment of obligations related to finance leases	—	(136,955)
Issuance of common shares upon exercise of stock options	1,496	2,858
Cash dividends paid	(60,362)	(94,230)
Other	(1,256)	(4,103)
Net financing cash flow	(60,122)	(237,643)

INVESTING ACTIVITIES
Proceeds from sale of vessels	281,862	23,425
Distribution from equity-accounted joint venture	25,235	—
Expenditures for vessels and equipment	(1,936)	(4,546)
Loan repayments from equity-accounted joint venture	380	2,500
Purchase of marketable securities	(2,348)	—
Proceeds from sale of marketable securities	2,163	—
Purchase of short-term investments	(61,000)	—
Proceeds from short-term investments	51,000	—
Vessel acquisitions	(190,259)	(70,504)
Net investing cash flow	105,097	(49,125)

Increase in cash, cash equivalents and restricted cash	249,913	107,357
Cash, cash equivalents and restricted cash, beginning of the period	515,561	392,155
Cash, cash equivalents and restricted cash, end of the period	765,474	499,512
(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100% of the Acquired Operations on a consolidated basis.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	September 30, 2025		June 30, 2025		September 30, 2024
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	92,079	$2.66	62,614	$1.81	61,533	$1.78
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	—	—	(2,718)	($0.08)
Net income attributable to shareholders of Teekay Tankers	92,079	$2.66	62,614	$1.81	58,815	$1.70

Add (subtract) specific items affecting net income:
Gain on sale of vessels	(25,890)	($0.75)	(13,895)	($0.40)	—	—
Restructuring charges (3)	—	—	5,568	$0.16	5,952	$0.17
Other (4)	(12,910)	($0.37)	(5,568)	($0.16)	(1,225)	($0.03)
Total adjustments	(38,800)	($1.12)	(13,895)	($0.40)	4,727	$0.14
Adjusted net income attributable to shareholders of
Teekay Tankers	53,279	$1.54	48,719	$1.41	63,542	$1.84

(1)Basic per share amounts.
(2)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis.
(3)The amount recorded for the three months ended June 30, 2025 relates to severance costs resulting from the termination of a management contract related to the Company's Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in revenues. The amount recorded for the three months ended September 30, 2024 relates to changes made to the Company's senior management team.
(4)The amount recorded for the three months ended September 30, 2025 relates to a gain on distribution received from the Company's equity-accounted joint venture and an unrealized gain on investment in marketable securities. The amount recorded for the three months ended June 30, 2025 relates to the recovery of severance costs related to the Company's Australian operations as described in footnote (3). The amount recorded for the three months ended September 30, 2024 relates to a recovery related to the settlement of a prior year claim.

Teekay Tankers Ltd.
Appendix B - Supplemental Financial Information
Summary Statement of Income
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2025
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	197,919	31,104	229,023
Voyage expenses	(82,708)	—	(82,708)
Vessel operating expenses	(32,086)	(28,945)	(61,031)
Charter hire expenses	(9,056)	(634)	(9,690)
Depreciation and amortization	(20,932)	—	(20,932)
General and administrative expenses	(11,146)	—	(11,146)
Gain on sale of vessels	25,890	—	25,890
Income from operations	67,881	1,525	69,406

	Three Months Ended
	June 30, 2025
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	195,650	37,216	232,866
Voyage expenses	(78,638)	—	(78,638)
Vessel operating expenses	(32,443)	(28,056)	(60,499)
Charter hire expenses	(10,991)	(627)	(11,618)
Depreciation and amortization	(20,944)	—	(20,944)
General and administrative expenses	(14,505)	—	(14,505)
Gain on sale of vessels	13,895	—	13,895
Restructuring charges	—	(5,568)	(5,568)
Income from operations	52,024	2,965	54,989

	Three Months Ended
	September 30, 2024
	(unaudited)
	Tankers	Marine Services and Other (1)	Elimination (3)	Total
Revenues	243,278	31,160	—	274,438
Voyage expenses	(93,984)	—	—	(93,984)
Vessel operating expenses	(38,091)	(28,552)	—	(66,643)
Charter hire expenses	(18,465)	—	—	(18,465)
Depreciation and amortization	(23,445)	—	—	(23,445)
General and administrative expenses (2)	(10,876)	715	(320)	(10,481)
Restructuring charges	(5,952)	—	320	(5,632)
Income from operations	52,465	3,323	—	55,788

(1)Includes revenues of $30.4 million, $36.3 million and $28.9 million related to marine services from the Australian operations for the three months ended September 30, 2025, June 30, 2025 and September 30, 2024, respectively, as well as total vessel operating expenses, charter hire expenses, and restructuring charges of $28.9 million, $33.4 million and $26.4 million related to marine services from the Australian operations for the three months ended September 30, 2025, June 30, 2025 and September 30, 2024, respectively.
(2)Marine Services and Other includes certain services which were provided to Tankers by the Entities under Common Control, which offsets the corresponding expense in Tankers.
(3)Relates to inter-segment transactions that are eliminated as part of consolidation.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024
	(unaudited)	(unaudited)	(unaudited)
Net income - GAAP basis	92,079	62,614	61,533
Subtract:
Net income attributable to the Entities under Common Control (1)	—	—	(2,718)
Net income attributable to shareholders of Teekay Tankers	92,079	62,614	58,815
Depreciation and amortization	20,932	20,944	23,445
Net interest income	(6,780)	(6,791)	(4,947)
Income tax recovery	(2,331)	(432)	(582)
EBITDA	103,900	76,335	76,731

Add (subtract) specific items affecting EBITDA:
Gain on sale of vessels	(25,890)	(13,895)	—
Dividend income	(143)	(103)	—
Equity (income) loss and (gain) on distribution from equity-accounted investment	(8,728)	(659)	121
Other (2)	(4,865)	359	(976)
Adjusted EBITDA	64,274	62,037	75,876
(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis.
(2)The amount recorded for the three months ended September 30, 2025 relates to realized and unrealized gains on investment in marketable securities and foreign exchange gains. The amount recorded for the three months ended June 30, 2025 relates to unrealized losses on investment in marketable securities and foreign exchange gains. The amount recorded for the three months ended September 30, 2024 relates to a recovery related to the settlement of a claim and foreign exchange losses.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Net Revenues - Tankers
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024
	(unaudited)	(unaudited)	(unaudited)
Tankers
Income from operations - GAAP basis	67,881	52,024	52,465

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	32,086	32,443	38,091
Charter hire expenses	9,056	10,991	18,465
Depreciation and amortization	20,932	20,944	23,445
General and administrative expenses	11,146	14,505	10,876
Gain on sale of vessels	(25,890)	(13,895)	—
Restructuring charges	—	—	5,952
Total adjustments	47,330	64,988	96,829
Net revenues	115,211	117,012	149,294

Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this release, other than statements of historical fact, are forward-looking statements. When used in this release, the words "expect", "believe", "anticipate", "plan", "intend", "estimate", "may", "will", "should" or similar words identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: our expectations regarding vessel sales and acquisitions, including the occurrence and timing of vessel deliveries, the expected financial impacts of such transactions and our expected operating plans for acquired vessels; the Company's expectations regarding tanker charter-in contracts, including the timing of commencement, expiry or extensions thereof; the timing of payments of cash dividends; any future dividends; geopolitical events and the impact thereof on the global economy, the industry and tanker market, and the Company's business, including the imposition of global trade tariffs; the effect on the Company and our industry of additional port docking fees starting in October 2025 and applicable to Chinese-built vessels docking at U.S. ports and vessels owned, operated and/or built by entities or individuals having specified relationships with the U.S. that dock at Chinese ports; management's view of the tanker operating and rate environments, the strength of the tanker market including the effect of typical seasonal variations on tanker rates, and related effects on the Company and its operations; crude oil and refined product tanker market fundamentals, including expectations regarding oil supply and demand, as well as tonne-mile demand; forecasts of worldwide tanker fleet growth or contraction, vessel scrapping levels, and newbuilding tanker orders; the timing and effect of the unwinding of OPEC+ supply cuts and non-OPEC+ supply levels; the Company's ability to benefit from its balance sheet strength and approach to fleet renewal; and the Company's liquidity and market position.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential changes to or termination of the Company's capital allocation plan or dividend policy; the declaration by the Company's Board of Directors of any future cash dividends on the Company's common shares; the Company's available cash and the levels of its capital needs; changes in the Company's liquidity and financial leverage; changes in the annual EBITDA levels of the Company's Australian operations; changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns affecting overall vessel tonnage requirements; non-OPEC+ and OPEC+ production and supply levels; the impact of geopolitical tensions and conflicts, including the Israel and Hamas war, the Russia-Ukraine war and related sanctions, tariffs, import, routing including Red Sea transit, and other restrictions; India's approach to the import of Russian oil; changes in global economic conditions; the interpretation and enforcement of U.S. and China port fee regulations; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; delays of vessel deliveries; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions, including the inclusion of the maritime industry in the European Union Emissions Trading System and the effectiveness of the European Union FuelEU Maritime regulation, and the impact of such changes; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2024. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.